September 12, 2013	Lauren B. Prevost
404-504-7744
VIA EDGAR	lprevost@mmmlaw.com
www.mmmlaw.com

Mr. Michael McTiernan, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Office & Industrial REIT (CCIT II), Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed August 28, 2013

File No. 333-187470

Dear Mr. McTiernan:

On behalf of Cole Office & Industrial REIT (CCIT II), Inc. (the “Company”), please find transmitted herewith the Company’s response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Company’s Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Commission on March 22, 2013 (Registration No. 333-187470), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter dated September 6, 2013. References to page numbers are to pages of the prospectus portion of the Amendment.

The Company undertakes to revise the disclosure as set forth below in a prospectus filed in accordance with Rule 424(b)(3) (the “Prospectus”), as promulgated under the Securities Act, which permits a filing of a prospectus that reflects facts or events that constitute a substantive change from the information set forth in the last form of prospectus filed with the Commission. The Company will file the Prospectus no later than the second business day following the date it is first used after effectiveness in connection with the public offering or sales.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

Prospectus Summary, page 9

Concurrent Offerings, page 14

Comment No. 1: We note your reference to the “additional real estate investment program that [is] in registration.” Please revise your disclosure to specifically identify the other program currently in registration.

Phone: 404.233.7000  |  www.mmmlaw.com

1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta  —  Beijing   —  Raleigh-Durham  —  Savannah  —  Taipei   —  Washington, DC

MORRIS, MANNING & MARTIN, LLP

Mr. Michael McTiernan

Securities and Exchange Commission

September 12, 2013

Response: The Company hereby undertakes to revise the disclosure in the “Prospectus Summary - Concurrent Offerings” section of the Prospectus and similar references throughout the Prospectus to specifically identify that Cole Credit Property Trust V, Inc. is the other program currently in registration.

Jumpstart Our Business Startups Act, page 21

Comment No. 2: We note your response to comment 1 of our letter June 20, 2013. In response to our comment, you revised your disclosure to state: “Therefore, we have elected not to qualify as an emerging growth company under the JOBS Act.” We note that “emerging growth company” status is not elective. Therefore, please revise your disclosure to remove this statement and clarify that it is your intention not to utilize the provisions of the JOBS Act.

Response: The Company hereby undertakes to revise the disclosure in the “Prospectus Summary – Jumpstart Our Business Startups Act” section of the Prospectus to remove the statement “elected not to qualify” and clarify that it is the Company’s intention not to utilize the provisions of the JOBS Act.

Management’s Discussion and Analysis…page 113

Liquidity and Capital Resources, page 116

Comment No. 3: Please expand your discussion to also disclose the amount of organizational and offering costs incurred/paid on your behalf since June 30, 2013, if material.

Response: The Company respectfully submits that the amount of additional organization and offering costs incurred since June 30, 2013, which represent less than 6% of the amount of organization and offering costs incurred as of June 30, 2013, are not material.

* * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: D. Kirk McAllaster, Jr.